UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Siebert Financial Corp.

(Name of Issuer)

Common Stock $0.01 Par Value

(Title of Class of Securities)

826176109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[Check one]

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*This 13G/A speaks as of December 31, 2019 and does not reflect events that may have occurred subsequent to such date.

CUSIP No. 826176109	SCHEDULE 13G/A

(1)	Names of Reporting Persons. Overstock.com, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only.

(4)	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power. 0

(6) Shared Voting Power. 1,191,648

(7) Sole Dispositive Power. 0

(8) Shared Dispositive Power. 1,191,648

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,191,648

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

(11)	Percent of Class Represented by Amount in Row (9). 4.39%(1)

(12)	Type of Reporting Person (See Instructions). CO

(1) Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of December 31, 2019, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the Securities and Exchange Commission (“SEC”) on January 17, 2020.

CUSIP No. 826176109	SCHEDULE 13G/A

(1)	Names of Reporting Persons. Medici Ventures, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only.

(4)	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power. 0

(6) Shared Voting Power. 1,191,648

(7) Sole Dispositive Power. 0

(8) Shared Dispositive Power. 1,191,648

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,191,648

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

(11)	Percent of Class Represented by Amount in Row (9). 4.39%(2)

(12)	Type of Reporting Person (See Instructions). CO

(2) Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of December 31, 2019, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on January 17, 2020.

CUSIP No. 826176109	SCHEDULE 13G/A

(1)	Names of Reporting Persons. tZERO Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only.

(4)	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power. 0

(6) Shared Voting Power. 1,191,648

(7) Sole Dispositive Power. 0

(8) Shared Dispositive Power. 1,191,648

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,191,648

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

(11)	Percent of Class Represented by Amount in Row (9). 4.39%(3)

(12)	Type of Reporting Person (See Instructions). CO

(3) Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of December 31, 2019, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on January 17, 2020.

CUSIP No. 826176109	SCHEDULE 13G/A

Item 1. (a)	Name of Issuer: Siebert Financial Corp.
(b)	Address of Issuer’s Principal Executive Offices: 120 Wall Street New York, New York 10005

Item 2. (a)

Name of Person Filing:

(i) Overstock.com, Inc. (“Overstock”)

(ii) Medici Ventures, Inc. (“Medici”)

(iii) tZERO Group, Inc. (“tZERO”)

Overstock, Medici and tZERO expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(b)

Address of Principal Business Office or, if none, Residence:

The address of the business office of each Reporting Person is:

(i)            799 West Coliseum Way

Midvale, UT 84047

(ii)           799 West Coliseum Way

Midvale, UT 84047

(iii)          One World Trade Center

285 Fulton Street, 58th Floor

New York, NY 10007

(c)	Citizenship: (i) Delaware (ii) Delaware (iii) Delaware
(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
(e)	CUSIP No.: 826176109

CUSIP No. 826176109	SCHEDULE 13G/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing person

As of the date of this Statement on Schedule 13G/A, Medici is a wholly-owned subsidiary of Overstock and holds approximately 80.08% of the outstanding common stock of tZERO.

Item 5.

Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.    ☒

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

See Item 4

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.  If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.

Notice of Dissolution of Group.  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed.  If required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

CUSIP No. 826176109	SCHEDULE 13G/A

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2020	Overstock.com, Inc.

	By:	/s/ E. Glen Nickle
Name: E. Glen Nickle
Title: General Counsel

Dated: January 22, 2020	Medici Ventures, Inc.

	By:	/s/ Stanton Huntington
Name: Stanton Huntington
Title: General Counsel

Dated: January 22, 2020	tZERO Group, Inc.

	By:	/s/ Alan Konevsky
Name: Alan Konevsky
Title: Chief Legal Officer